

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2020

Brian Bonar
Chief Executive Officer
Dalrada Financial Corporation
600 La Terraza Blvd.
Escondido, CA 92025

> **Re: Dalrada Financial Corporation**
> **Registration Statement on Form S-1**
> **Filed August 6, 2020**
> **File No. 333-241742**

Dear Mr. Bonar:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed August 6, 2020

Cover Page

1. We note that you have not disclosed a price for the shares to be sold by the selling stockholders. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink Marketplace to be such a market for the purposes of satisfying 501(b)(3) of Regulation S-K. Please revise your registration statement to set a fixed price for the shares to be sold by the selling stockholders. Please also confirm that you are selling the shares in your Direct Offering at a fixed price for the duration of the offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Fletcher Robbe, Esq.